EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and the “if converted” method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options, warrants, and convertible debt. Common shares issuable upon exercise of certain options and warrants are not used in the calculation for the years ended December 31, 2007 to 2011, as the effect would be anti-dilutive.

	September 30,	September 30,	September 30,	September 30,	September 30,
	Year ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of U.S. dollars except per share information)

Net loss from continuing operations	$(30,416)	$(17,539)	$(36,220)	$(9,247)	$(125,537)
Income from discontinued operations, net of income tax	—	—	135,654	144,138	15,540
Net (loss) income available to common shareholders	$(30,416)	$(17,539)	$99,434	$134,891	$(109,997)
Basic and diluted net (loss) income per common share
Continuing operations	$(0.61)	$(0.33)	$(0.64)	$(0.12)	$(1.68)
Discontinued operations	—	—	2.41	1.93	0.21
Net (loss) income	$(0.61)	$(0.33)	$1.77	$1.81	$(1.47)
Weighted average number of common shares outstanding (in thousands)	50,105	52,382	56,194	74,620	74,907
Diluted weighted average number of common shares outstanding (in thousands)	50,105	52,382	56,194	74,620	74,907